Exhibit 3

FOR IMMEDIATE RELEASE	27 January 2015

ANNOUNCEMENT

WPP plc (“WPP”)

Following today’s announcement of Mark Read’s appointment as CEO of Wunderman, a WPP operating company, he is also stepping down from the Board of WPP plc to focus on his increased executive responsibilities for both Wunderman and WPP Digital.

END

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204